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Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACT:

Doni Fordyce
L-1 Identity Solutions
203-504-1109
dfordyce@L1ID.com

Steve Lipin
Brunswick Group
212-333-3810

Digimarc Board Approves $310 Million All-Cash Offer from L-1
Identity Solutions for Digimarc's ID Systems Business

Digimarc Unanimously Approves Offer from L-1 and
Terminates Discussions with Safran

        STAMFORD, CT.—June 30, 2008—L-1 Identity Solutions ("L-1") (NYSE: ID), a leading provider of identity solutions and services, today announced that L-1 has signed an amended definitive merger agreement with Digimarc Corporation ("Digimarc") (NASDAQ: DMRC). The proposed transaction values the ID Systems Business of Digimarc at $310 million and offers Digimarc's stockholders increased consideration and certainty of value within a short time frame through the commencement of a tender offer by July 2, 2008. L-1 will finance the transaction through proceeds of a committed credit facility and private equity investments, including an investment by Robert V. LaPenta, Chairman, President and Chief Executive Officer of L-1 Identity Solutions.

        The Digimarc Board of Directors unanimously supports the new offer from L-1 and is recommending that its stockholders tender into the offer. The Company has terminated discussions with Safran regarding their non-binding expression of interest in acquiring the ID Systems Business.

        As previously announced on June 23, 2008, the Federal Trade Commission has granted early termination of the Hart-Scott-Rodino ("HSR") antitrust review process. Early termination of the HSR review removed a key closing condition to the proposed acquisition. Consummation of the transaction now requires only the completion of the tender offer, the spin-off of the digital watermarking business along with the company's cash, and other customary closing conditions.

        "We believe that our all-cash offer is superior to the conditional, non-binding proposal from Safran SA and is a strong reflection of the intrinsic value of the business, its growth opportunities, and the synergies unique to the combination with L-1. The addition of Digimarc's ID Systems to L-1 would create an industry leader in secure credentials, biometric and authentication technologies and services," said Robert V. LaPenta, Chairman and CEO of L-1. "We believe that our offer is in the best interests of customers, U.S. citizens, and Digimarc employees and stockholders by offering them significant value and an expeditious closing of the transaction. As a Paris-based company with significant ownership by the French government, Safran's proposal would be subject to approval from the Committee on Foreign Investment in the United States ("CFIUS"). This process can be lengthy and approval cannot be assured."

        Following the closing of the transaction, on a pro-forma calendar 2008 basis, L-1 expects to have revenue of approximately $670 million, Adjusted EBITDA of $110 million including operational efficiencies, unlevered free cash flow of $75 million and a backlog of approximately $1 billion. L-1 expects to recognize synergies and additional operating efficiencies once the businesses are combined. The transaction is expected to close in the third quarter of 2008 and be accretive to L-1 earnings.

        "I believe the transaction with L-1 is the right choice for Digimarc's ID Systems Business, our stockholders, employees and customers. The combination of L-1's leading biometric recognition and authentication capabilities with our centralized credential production process will enable us to better serve our national and international customers with a superior products and services," said Bruce Davis, CEO and Chairman of the Board of Digimarc. "Furthermore, our combined presence and knowledge of international markets will enhance our customer reach through an expanded portfolio of innovative credentialing solutions, including national ID cards."

        L-1 believes that the combination of L-1 and Digimarc's Secure ID business will bring significant synergies and benefits to the identity management industry. The company's customers will have a choice of secure credentialing production systems, including central issuance, over-the-counter, and hybrid approaches that utilizes both methods. The combined security feature portfolios of the companies will deliver best-in-class protection to produce the most secure credentials possible. The industry knowledge of the combined teams will foster development of superior next-generation security functionality for future applications. The increase in industry knowledge and cross-border relationships will help secure identities across the globe in emerging markets such as Russia and Asia-Pacific, as well as with Canadian and Mexican biometric credentialing programs. Leveraged synergies between the businesses will reduce the cost structures of both organizations to drive greater operational efficiency and shareholder value. These benefits also will be passed directly to the customer for improved customer service from the combined call center and field service teams, bolstered competency of the entire organization from acquired back office systems and processes, and valuable savings with more competitive pricing from economies of scale.

        Under the terms of the amended merger agreement, the tender offer is expected to commence on July 2, 2008, but no later than July 7, 2008 and remain open for 20 business days. The spin-off of the digital watermarking business will occur prior to the expiration date of the tender offer.

About L-1 Identity Solutions

        L-1 Identity Solutions, Inc. (NYSE: ID), together with its portfolio of companies, offers a comprehensive set of products and solutions for protecting and securing personal identities and assets. Leveraging the industry's most advanced multi-modal biometric platform for finger, face and iris recognition, our solutions provide a circle of trust around all aspects of an identity and the credentials assigned to it—including proofing, enrollment, issuance and usage. With the trust and confidence in individual identities provided by L-1 Identity Solutions, government entities, law enforcement and border management agencies, and commercial enterprises can better guard the public against global terrorism, crime and identity theft fostered by fraudulent identity. L-1 Identity Solutions is headquartered in Stamford, CT. For more information, visit www.L1ID.com

Adjusted EBITDA

        L-1 uses Adjusted EBITDA as a non-GAAP financial performance measurement. Adjusted EBITDA is calculated by adding back to net income (loss) interest, income taxes, depreciation, amortization, impairments of long term assets and stock-based compensation expense. Adjusted EBITDA is provided to investors to supplement the results of operations reported in accordance with GAAP. Management believes Adjusted EBITDA is useful to help investors analyze the operating trends of the business before and after the adoption of SFAS 123(R) and to assess the relative underlying performance of businesses with different capital and tax structures. Management believes that Adjusted EBITDA provides an additional tool for investors to use in comparing L-1's financial results with other companies in the industry, many of which also use Adjusted EBITDA in their communications to investors. By excluding non-cash charges such as amortization, depreciation and stock-based compensation, impairments of long term assets as well as non-operating charges for interest and income taxes, investors can evaluate the company's operations and can compare its results on a more consistent basis to the results of other companies in the industry. Management also uses Adjusted EBITDA to evaluate potential acquisitions, establish internal budgets and goals, and evaluate performance of its business units and management.

        L-1 considers Adjusted EBITDA to be an important indicator of the company's operational strength and performance of its business and a useful measure of the company's historical and prospective operating trends. However, there are significant limitations to the use of Adjusted EBITDA since it excludes interest income and expense and income taxes, all of which impact the company's profitability, as well as depreciation and amortization and impairments related to the use of long term assets which benefit multiple periods. L-1 believes that these limitations are compensated by clearly identifying the difference between the two measures. Consequently, Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss) presented in accordance with GAAP. Adjusted EBITDA as defined by the Company may not be comparable with similarly named measures provided by other entities.

Unlevered Free Cash Flow

        Unlevered Free Cash Flow represents cash flow from operating activities, plus cash interest expense and cash income taxes, less interest income, and capital expenditures. L-1 believes unlevered free cash flow is a useful measure for assessing the company's liquidity, meeting its debt service requirements and making acquisitions. Unlevered free cash flow is not necessarily comparable to similar measures used by other entities and is not a substitute for GAAP measures of liquidity such as cash flows from operating activities.

Forward Looking Statements

        This press release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this press release and those made from time to time by L-1 through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the company's current expectations based on management's beliefs and assumptions and information currently available and actual results could differ materially from these expectations. Certain factors that could cause or contribute to such differences include, among other things, the consideration by Digimarc of the competing proposal as described in this press release, the ability of L-1 and Digimarc to complete the spin-off of the digital watermarking business and to satisfy other conditions in order to successfully close the acquisition on a timely basis, the availability of financing necessary to complete the acquisition, availability of government funding for the Company's products and solutions, general economic and political conditions and the unpredictable nature of working with government agencies. Additional risks and uncertainties are described in the Securities and Exchange Commission ("SEC") filings of L-1, including the company's Form 10-K for the year ended December 31, 2007. L-1 expressly disclaims any intention or obligation to update any forward-looking statements.

Additional Information

        The tender offer to which this press release pertains has not commenced. The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Digimarc. At the time the tender offer is commenced, Dolomite Acquisition Co. and L-1 intend to file a Tender Offer Statement on schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Digimarc intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. L-1 and Digimarc intend to mail these documents to the stockholders of Digimarc. These documents will contain important information about the tender offer and stockholders of Digimarc are urged to read them carefully when they become available. Stockholders of Digimarc will be able to obtain a free copy of these documents (when they become available) at www.11id.com and www.digimarc.com and the website maintained by the SEC at http://www.sec.gov/.

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  Exhibit 99.1
Digimarc Board Approves $310 Million All-Cash Offer from L-1 Identity Solutions for Digimarc's ID Systems Business
Digimarc Unanimously Approves Offer from L-1 and Terminates Discussions with Safran